Woori Finance Holdings’ Preliminary Financial Performance Figures

for the Year Ended December 31, 2010

On March 2, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed its restated preliminary financial performance figures (which have been revised to reflect subsequent events retroactive to FY2010) for the year ended December 31, 2010, on a consolidated basis, which was previously disclosed by Woori Finance Holdings on February 10, 2011, as follows:

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		4Q 2010	3Q 2010	(Decrease)	4Q 2009	(Decrease)
Revenue	Specified Quarter	6,755,712	8,241,391	(18.03)	8,201,821	(17.63)

	Cumulative Basis	34,700,400	27,944,688	-	54,061,689	(35.81)

Operating Income	Specified Quarter	226,959	758,715	(70.09)	190,492	19.14

	Cumulative Basis	1,838,734	1,611,775	-	1,383,261	32.93

Income before	Specified Quarter	210,072	743,421	(71.74)	117,254	79.16

Income Tax Expense	Cumulative Basis	1,795,151	1,585,079	-	1,459,818	22.97

Net Income	Specified Quarter	154,023	508,513	(69.71)	156,778	(1.76)

	Cumulative Basis	1,194,979	1,040,956	-	1,026,024	16.47

The figures for the fourth quarter of 2010 presented above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.